Exhibit 99.1

GMEX Robotics Receives AU$4.2 Million First Commercial Order from Leading Australian Food & Beverage Group

SYDNEY, Australia, March 23, 2026 — GMEX Robotics Corporation (NASDAQ: GMEX) (“GMEX Robotics” or the “Company”), a developer of AI-powered robotic technologies, announces that it has entered into a purchase agreement with a leading Australian food and beverage group (“FBG”) for the deployment of the Company’s intelligent culinary robotics systems, including its recently announced personal robotic chef - 2Fculinary AI, and the purchase order from this FBG.

The AU$4.2 million agreement is with a well-established hospitality group operating multiple high-end restaurants and food service locations, including venues at major Australian airports. The purchase order covers a minimum of 50 Smart Digital Intelligence All-in-One Kitchen Robots, including the Company’s Bon Vivant 3.0 and Max models. This is the Company’s first commercial agreement with a restaurant group since launching its cooking robotics platform in December 2025 and rebranding as GMEX Robotics.

“This agreement represents an important milestone as we expand the commercialization of our intelligent culinary robotics solutions,” said Sam Lu, CEO of GMEX Robotics. “Our systems are designed to support hospitality operators by reducing labor intensity while maintaining high-quality food preparation. At the same time, the technology helps standardize cooking processes, ensuring consistent dishes and customer experiences across locations.”

GMEX Robotics’ Bon Vivant 3.0 and Max kitchen robotics platforms are designed to automate key culinary processes through integrated sensors, AI-driven control systems, and programmable cooking workflows. These systems are intended to assist professional kitchens by improving operational efficiency while maintaining consistency in food preparation.

This agreement represents the first step in GMEX Robotics’ broader strategy to expand its AI-powered robotics platform. Building on its foundation in consumer health and fitness, the Company is developing a suite of intelligent robotic solutions across commercial, consumer, and industrial environments. These efforts leverage GMEX’s expertise in motion science, hardware engineering, and AI to deliver adaptable, human-centric systems that integrate seamlessly into real-world operations.

About GMEX Robotics:

Formerly known as Fitell Corporation, GMEX Robotics is a technology company operating at the intersection of consumer health and advanced automation. Building on a foundation of fitness equipment e-commerce, the Company is expanding its mission to design and deliver AI-driven robotic solutions that prioritize genuine consumer needs.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including market and other conditions, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the Securities Exchange Commission.

Media Contact:

Jacqueline Grose

CORE IR & PR

Press@GMEXRobotics.com

(212) 655-0924

www.GMEXRobotics.com

Investor Contact:

CoreIR

IR@GMEXRobotics.com